FILED BY WEISS, PECK & GREER FUNDS TRUST, WPG TUDOR FUND AND
                                                       WPG LARGE CAP GROWTH FUND
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                             SUBJECT COMPANY: THE RBB FUND, INC.
                                                         SEC FILE NO.: 811-05518


The following telephone script may distributed to, and used by, certain employees of Robeco USA, Inc.:

TELEPHONE SCRIPT

Hello, this is _____ calling from Robeco USA, Inc. I am calling to let you know that you and/or your clients will be receiving a prospectus supplement in the mail regarding the proposed reorganization of each of the WPG mutual funds into a newly created series of The RBB Fund, Inc., a Maryland Corporation. If the reorganizations are approved by the shareholders of each fund, it is expected that the reorganizations will be completed on or about April 22, 2005. The successor funds to all three WPG funds, WPG Core Bond Fund, WPG Tudor Fund and WPG Large Cap Growth Fund will be changed to include "Robeco." For example, the name of the successor to the WPG Core Bond Fund will be Robeco WPG Core Bond Fund.

It is expected that there will be no material changes to the investment objectives, policies and strategies of any of the successor funds as a result of the reorganizations. In addition, Robeco USA, L.L.C., through its division Weiss, Peck & Greer Investments, will continue to serve as investment adviser to the funds on substantially the same terms as it currently serves for the WPG funds.

THE WPG FUNDS AND THE SUCCESSOR FUNDS WILL SEND A COMBINED PROSPECTUS/PROXY STATEMENT TO THE SHAREHOLDERS OF THE WPG FUNDS DESCRIBING IN GREATER DETAIL THE PROPOSED REORGANIZATIONS AND THE SUCCESSOR FUNDS PRIOR TO THE SHAREHOLDER MEETING TO VOTE ON APPROVING THE REORGANIZATION. PLEASE READ THE COMBINED PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. COPIES OF THE COMBINED PROSPECTUS/PROXY STATEMENT, WHEN FILED WILL BE, AND OTHER DOCUMENTS FILED BY THE RBB FUND, INC. AND THE WPG FUNDS ARE CURRENTLY, AVAILABLE FREE OF CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV, OR FROM THE WPG FUNDS OR THE RBB FUND, INC.

Should you have any additional questions when you receive the prospectus supplement, please let me know. My phone number is ____.

Have a happy holiday!


FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED IN WRITTEN FORM TO THE PUBLIC.